UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number                   333-76911

Mewbourne Energy Partners 00-A, L.P.

(Exact name of registrant as specified in its charter)

3901 South Broadway, Tyler, Texas 75701 (903) 561-2900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Limited Partner Interests and General Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

     Approximate number of holders of record as of the certification or notice date:                   354

     Pursuant to the requirements of the Securities Exchange Act of 1934, Mewbourne Energy Partners 00-A, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MEWBOURNE ENERGY PARTNERS 00-A, L.P.

	By:	Mewbourne Development Corporation, its Managing Partner

DATE: March 30, 2004	By:	/s/ J. Roe Buckley

	Name:	J. Roe Buckley

	Title:	Chief Financial Officer